December 1, 2009

VIA EDGAR AND FEDERAL EXPRESS

Peggy Kim, Esq.

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Re:	Advanced Micro Devices, Inc.

Schedule TO-I filed November 18, 2009

File No. 5-07443

Dear Ms. Kim:

On behalf of Advanced Micro Devices, Inc. (the “Company”), we confirm receipt of the letter dated November 30, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Schedule TO-I, as amended (the “Schedule TO”). We are responding to the Staff’s comments on behalf of the Company, as set forth below. The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. The Company’s responses follow each of the Staff’s comments. Simultaneously with the filing of this letter, the Company is filing Amendment No. 1 to Schedule TO (“Amendment No. 1”), which incorporates the Company’s responses to the Staff’s comments. Courtesy copies of this letter and Amendment No. 1 are being submitted to the Staff via FedEx.

Offer to Purchase

1.	We note that the offer is subject to the closing of a private note offering as a financing condition. Generally, when an offer is not financed, or when an offeror’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

December 1, 2009

Response: In response to the Staff’s comment, the Company advises the Staff that the Financing Condition (as defined in the Offer to Purchase) was satisfied on November 30, 2009 by the closing of the Company’s private offering of $500,000,000 aggregate principal amount of 8.125% Senior Notes due 2017. The Company has disseminated the disclosure of the satisfaction of the Financing Condition by the filing today of Amendment No. 1. The Company also hereby confirms to the Staff that there remain at least five business days in the Offer.

May the offer be extended, amended or terminated and under what circumstances, page 2

2.	We note that you may terminate the offer “under certain circumstances” and on page 13 you state that you reserve the right to terminate the offer in your sole discretion. Please revise to state that the offer may be terminated only if one of the disclosed conditions have been satisfied or triggered.

Response: In response to the Staff’s comment, the Company has revised the Schedule TO to clarify that the Offer may be terminated only if one of the disclosed conditions have been satisfied or triggered.

Source and amount of funds, page 6

3.	Please revise to quantify the portion of funding from the New Notes Offering and the portion from the Settlement Payment. Please also briefly describe the New Notes Offering and the Settlement Payment and any material conditions to each source of financing. Refer to Item 1007(a) and (b) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the Schedule TO to quantify that it intends to use approximately $439 million of the net proceeds from the New Notes Offering and approximately $580 million of the Settlement Payment to fund the purchase of the Notes in the Offer. The Company hereby confirms to the Staff that there are no material conditions to Intel Corporation’s obligations to make the Settlement Payment.

4.	Please disclose any alternative financing arrangements or plans in the event the primary financing plans fall through; if none, so state. Refer to Item 1007(b) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the Schedule TO to state that the Company has no alternative financing arrangements or plans in the event that the Settlement Payment is not received.

Terms of the offer, page 8

5.	We note that you reserve the right to transfer or assign the right to purchase notes in this offer. Please confirm your understanding that any entity to which you assign the right to purchase notes in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Response: In response to the Staff’s comment, the Company hereby confirms its understanding that any entity to which it assigns the right to purchase notes in the Offer must be included as a bidder in the Offer, and that, to the extent the Company adds additional bidders, it will disseminate additional offer materials and extend the term of the offer as needed to comply with the tender offer rules.

December 1, 2009

Incorporation of documents by reference, page 20

6.	We note that you appear to be attempting to incorporate by reference subsequently filed documents and reports. Please revise the disclosure to indicate, if true, that the Schedule TO will be amended to incorporate such information since you are not permitted to forward incorporate on Schedule TO.

Response: In response to the Staff’s comment to eliminate the reference to forward incorporation by reference, the Company confirms that any information included in subsequently filed documents and reports pertaining to the Offer will be included in the Offer by the filing of amendments to the Schedule TO.

*        *        *

Additionally, at the Staff’s request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing. We respectfully request that if the Staff has any additional questions or comments, please direct them as soon as possible to the undersigned at (650) 463-3060.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese, Esq. of Latham & Watkins LLP

cc:	Harry A. Wolin, Esq., Advanced Micro Devices, Inc.